CODE OF ETHICS

General Principals
This Code of Ethics was adopted to set forth standards of conduct expected of Inherent Wealth Fund, LLC (“IWF”) personnel, to address conflicts that arise from personal trading by personnel, to ensure compliance with federal securities laws and regulations, and to adopt procedures to prevent violations of the Code of Ethics.” This Code of Ethics will address, among other things, personal trading, gifts, the prohibition against the use of inside information and other situations where there is a possibility for conflicts of interest.

The ethical culture of the Firm is of critical importance and must be supported at the highest levels of our Firm. This Code of Ethics is designed to:
•Protect the Firm’s clients by deterring misconduct;
•Educate personnel regarding the Firm’s expectations and the laws governing their conduct;
•Remind personnel that they are in a position of trust and must act with complete propriety at all times;
•Protect the reputation of the Firm;
•Prevent unauthorized trading in client or personnel accounts;
•Guard against violation of the securities laws; and,
•Establish procedures for personnel to follow so that the Firm may determine whether its personnel are complying with the Firm’s ethical principles.

Access Persons

Rule 17j-1 under the 1940 Act makes it unlawful for investment company personnel and other “Access Persons” to engage in “fraudulent, deceptive or manipulative” practices in connection with their personal transactions in securities when those securities are held or to be acquired by an investment company. The Rule also requires every investment company, the investment company’s investment adviser, and, in certain cases, the investment company’s placement agent to adopt a Code of Ethics containing provisions “reasonably necessary to prevent” such prohibited practices.

    Statement of General Principles:
The following general principles should guide the actions of Access Persons (as defined below) in evaluating and engaging in personal securities transactions:
1. The interests of the Funds’ shareholders are paramount. Access Persons must conduct themselves and their operations to give maximum effect to this tenet by assiduously placing the interests of the shareholders before their own.
2. All personal transactions in securities by Access Persons must be accomplished so as to avoid even the appearance of a conflict with the interests of the Funds and their shareholders.
3. Access Persons must avoid actions or activities that allow (or appear to allow) a person to profit or benefit from his or her position with respect to the Funds, or that otherwise bring into question the person’s independence or judgment.

This Code does not attempt to identify all possible conflicts of interest, and literal compliance with each of the specific procedures will not shield a person from liability for personal trading or other conduct that violates any fiduciary duty to a Fund’s shareholders. In addition to the specific prohibitions contained in this Code, each person covered by this Code is subject to a general requirement not to engage in any act or practice that would defraud a Fund’s shareholders.
Access Persons must disclose information about any account opened during the quarter containing securities held for the direct or indirect benefit of the Access Person.
Annual Holdings Reports
Within forty-five days of the end of each calendar year, the Access Person must submit a signed report containing the following information (and the information must be current as of no more than 45 days prior to the date of the report):
1.(1)  The date of the transaction, the title, and as applicable, the exchange ticker symbol or CUSIP, the interest rate and maturity date, the number of shares and the principal amount of each Covered Security involved;
2.(2)  The name of any broker, dealer, or bank with whom the Access Person maintains an account in which any securities were held for the direct or indirect benefit of the Access Person; and
3.(3)  The date the report is submitted by the Access Person.
A form of the Annual Holdings Report is attached as Appendix 5.
No less frequently than annually, IWF will furnish to the Fund’s Board of Trustees a written report that describes any issues arising under the COE including but not limited to material violations of the Code or procedures and sanctions imposed in response to material violations and certifying the IWF has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.
Scope of the Code
Honesty, integrity and professionalism are hallmarks of the Firm. The Firm maintains the highest standards of ethics and conduct in all of its business relationships. This Code of Business Conduct and Ethics covers a wide range of business practices and procedures and applies to all personnel in their conduct of the business and affairs of the Firm.

The activities of any officer, director or personnel of the Firm will be governed by the following general principles: (1) honest and ethical conduct will be maintained in all personal securities transactions and such conduct will be in a manner that is consistent with the Code of Ethics thus avoiding or appropriately addressing any actual or potential conflict of interest or any abuse of a personnel’s position of trust and responsibility, (2) personnel shall not take inappropriate advantage of their positions with the Firm, (3) personnel shall have a responsibility to maintain the confidentiality of the information concerning the identity of securities holdings and financial circumstances of all clients, and (4) independence in the investment decision-making process is paramount.

Failure to comply with this Code of Ethics may result in disciplinary action, including termination of positions within the Firm.
Persons Covered by the Code
All access and supervised persons are subject to the Firm’s Code of Ethics.

If you are a “supervised person”1 or “access person”2 as defined in Rule 204A-1, or have been designated by the Chief Compliance Officer, you are required to comply with the Firm’s Code of Ethics. Any questions as to whether an individual is required to comply with the Firm’s Code of Ethics should be directed to the Chief Compliance Officer.

All individuals listed above, any other individuals who are “supervised persons” or “access persons”, and any individuals designated by the Chief Compliance Officer required to comply with the Firm’s Code of Ethics are collectively referred to as “Code Persons.”

Securities Covered by the Code
“Reportable Security” typically means any stock, bond, future, investment contract or any other instrument that is considered a “security” under the Advisers Act. The term “Reportable Security” is very broad and includes items you might not ordinarily think of as “securities,” such as but not limited to:
•Options on securities, on indexes and on currencies;
•All kinds of limited partnership interests;
•Foreign unit trusts and foreign mutual funds; and
•Private investment funds, hedge funds, and investment clubs;

Exceptions from the term “Reportable Security” as expressly excluded from the reporting requirements of Rule 204A-1 include:
•Direct obligations of the U.S. government;
•Banker’s acceptances, bank certificates of deposit, commercial paper, and high quality short-term debt obligations, including repurchase agreements;
•Shares issued by money market funds;
•Shares of open-end mutual funds that are registered under the Investment Company Act (mutual funds), and;
•Shares issues by unit investment trusts that are invested exclusively in one or more open- end funds, none of which are funds advised or sub-advised by the Firm.
1 A supervised person includes the following:
•Directors, officers, and partners of the Firm or other persons occupying a similar status or performing similar functions;
•Employees of the Firm; and
•Persons who provide investment advice on behalf of the Firm and are subject to the Firm’s supervision and control.

2 An “access person” includes any supervised person who:

•Has access to nonpublic information regarding any client’s purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any fund the Firm serves as an investment adviser as defined in Section 2(a)(20) of the Investment Company Act of 1940; or
•Is involved in making securities recommendations to clients, or has access to such recommendations that are nonpublic.

All directors, officers and partners are presumed to be “access persons.”
All interns, temporary employees and/or contract employees are subject to the Code of Ethics requirements except for personal securities reporting/preclearance responsibilities.
Standards of Business Conduct
Pursuant to Rule 204A-1, the Firm is required to establish a standard of business conduct for its Code Persons. This section sets forth those standards.

Compliance with Laws and Regulations
All Code Persons must comply with applicable federal securities laws. Code Persons are not permitted, in connection with the purchase or sale, directly or indirectly, of a security held or to be acquired by a client:

•To defraud such client in any manner;
•To mislead such client, including making a statement that omits material facts;
•To engage in any act, practice or course of conduct which operates or would operate as fraud or deceit upon such client:
•To engage in any manipulative practice with respect to such client; or
•To engage in any manipulative practice with respect to securities, including price manipulation.

Conflicts of Interest
As a fiduciary, the Firm and all Code Persons have an affirmative duty of care, loyalty, honesty and good faith to act in the best interests of its clients. With this duty, the Firm and its Code Persons can achieve this obligation by trying to avoid conflicts of interest and by fully disclosing all material facts concerning any conflict that does arise with respect to any client. A “conflict of interest” may occur when a Code Person’s private interests may be inconsistent with the interests of the Firm’s clients and/or his/her service to the Firm. Additionally, Code Persons must try to avoid situations that have even the appearance of conflict or impropriety.

Conflicts Among Client Interests.  Conflicts of interest may arise where the Firm or     its Code Persons have reason to favor the interests of one client over another client (e.g., larger accounts over smaller accounts, accounts compensated by performance fees over accounts not so compensated, accounts in which employees have made material personal investments, accounts of close friends or relatives of Code Persons). The Firm prohibits inappropriate favoritism of one client over another client that would constitute a breach of fiduciary duty.

Competing with Client Trades. The Firm prohibits Code Persons from using knowledge about pending or currently considered securities transactions for clients to profit personally, directly or indirectly, as a result of such transactions, including purchasing or selling such securities.

Insider Trading
Code Persons are prohibited from trading, either personally or on behalf of others, while in possession of material, nonpublic information. Additionally, the Firm’s Code Persons are prohibited from communicating material nonpublic information to others in violation of the law. The Firm has insider trading policies and procedures that can be found in the Firm’s Compliance Policy and Procedures Manual. A brief discussion is included in this Code.

Penalties. Should a Code Person violate the Firm’s insider trading policies and procedures, potential penalties may include, civil injunctions, permanent bars from employment in the securities industry, civil penalties up to three times the profits made, or losses avoided, criminal fines, and jail sentences.

Material Nonpublic Information. The SEC’s position is that the term “material nonpublic information” relates not only to issuers, but also to the Firm’s securities recommendations and client securities holdings and transactions.

Personal Securities Transactions
The Firm requires all Code Persons to strictly comply with the Firm’s policies and procedures regarding personal securities transactions outside of the Firm. The following procedures are designed to assist the Firm in detecting and preventing abusive sales practices.
1.Initial Public Offerings – Prohibition. Code Persons are prohibited from directly or indirectly acquiring beneficial ownership3 of any security in an initial public offering.

2. Limited or Private Offerings – Pre-Clearance. Code Persons are prohibited from directly or indirectly acquiring beneficial ownership of any security in a limited or private offering, without the specific, advance written approval of the Chief Compliance Officer, which the Chief Compliance Officer may deny for any reason.

In determining whether to grant permission for such limited or private placement, the Chief Compliance Officer shall consider, among other things, whether such offering should be reserved for a client and whether such transaction is being offered to the person because of his or her position with the Firm.

Any person who has received such permission shall be required to disclose such an investment when participating in any subsequent consideration of such security for purchase or sale by client of the Firm, and that the decision to purchase or sell such security shall be made by persons with no personal, direct or indirect, interest in the security.

If you have any question as to whether a possible investment is an initial public offering or a limited or private placement, please consult with the Chief Compliance Officer.

3. Blackout Period. With the exception of exchange traded funds (“ETF”s) and exchange traded notes (“ETN”s), no Code Person may purchase or sell any Reportable Security within one (1) calendar day immediately before or after a calendar day on which any client account managed by the Firm purchases or sells that Reportable Security (or any closely related security, such as an option or a related convertible or exchangeable security), unless the Code Person had no actual knowledge that the reportable security (or any closely related security) was being considered for purchase or sale for any client account. If any such transaction occurs, the Firm will normally require any profits from the transaction to be disgorged for donation by the Firm to charity. Note that the total blackout period is 2 calendar days (one calendar day before and one calendar day after). Code Persons may trade alongside clients, as long as the Code Person received the same price as the clients.
3 The term “beneficial ownership” as used in this Code of Ethics is to be interpreted by reference to Rule 16a-1 under the U.S. Securities Exchange Act of 1934, as amended. Under the Rule, a person is generally deemed to have beneficial ownership of securities if the person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect pecuniary interest in the securities. The term “pecuniary interest” means    the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the subject securities.

Notwithstanding the fact that a Code Person has not purchased a security for his/her own account or the account of an immediate family member, if at any time a Code Person becomes aware that he or she has become a beneficial owner of a security in an initial public, limited or private offering (e.g., purchase by immediate family member), the Code Person shall promptly report such interest to the Chief Compliance Officer who shall determine the appropriate action, if any.

4. Restricted List. The Firm maintains a list of restricted securities. Code Persons are prohibited from purchasing or selling those securities while they are on the restricted list without approval of the Chief Compliance Officer unless the Code Person is trading at the same time and price as the Firm’s clients or trading an ETF or ETN.

5. Prohibition on Participation in Investment Clubs. Code Persons are prohibited from participating in or making investments with or through any investment club or similar association or entity except with the specific, advance written approval of the Chief Compliance Officer, which the Chief Compliance Officer may deny for any reason. If you have any doubt or uncertainty as to whether a particular association or entity is an Investment Club, you should ask the Chief Compliance Officer before you become in any way involved with the association or entity. Don't just guess at the answer.

Code Persons are prohibited from directly or indirectly advising or causing any immediate family member (i.e., any relative by blood or marriage living in the Code Person’s household) to engage in conduct the Code Person is prohibited from engaging in under the Firm’s Code of Ethics.

NOTE: IARs and Research Analysts: It sometimes happens that a Code Person (e.g., one who is responsible for making investment recommendations or final investment decisions for client accounts -- a IAR or research analyst) determines--within the one calendar days after the day he or she has purchased or sold for his or her own account a Reportable Security that was not, to the Code Person’s knowledge, then under consideration for purchase by any client account--that it would be desirable for client accounts as to which the Code Person is responsible for making investment decisions to purchase or sell the same Reportable Security (or a closely related security). In this situation, the Code Person MUST put the clients' interests first and promptly make the investment recommendation or decision in the clients' interest, rather than delaying the recommendation or decision for clients until after the first day following the day of  the transaction for the Code Person’s own account  to avoid a possible conflict with the blackout provisions of this Code.

Gifts and Entertainment
Code Persons should not accept gifts, favors, entertainment, special accommodations or other things of material value that could influence their decision-making or make them feel beholden to a person or Firm. Similarly, a Code Person should not offer gifts, favors, entertainment, or other things of value that could be viewed as overly generous or aimed at influencing decision-making or making a client feel beholden to the Firm or the Code Person.
1.Gifts. No Code Person may receive any gift, service or other thing of more than de minimis value from any person or entity that does business with or on behalf of the Firm. No Code Person may give or offer any gift of more than de minimis value to existing clients, prospective clients, or any entity that does business with or on behalf of the Firm without pre-approval by the Chief Compliance Officer. Gifts, other than cash, given in connection with  special  occasions  (e.g.,  promotions,  retirements, weddings), of reasonable value are permissible.
2. Cash. No Code Person may give or accept cash gifts or cash equivalents to or from a client, prospective client, or any entity that does business with or on behalf of the Firm. This includes cash equivalents such as gift certificates, bonds, securities, or other items that may be readily converted to cash.

3.    Entertainment. No Code Person may provide or accept extravagant or excessive entertainment to or from a client, prospective client, or any person or entity that does or seeks to do business with or on behalf of the Firm. Code Persons may provide or accept a business entertainment event, such as dinner, a sporting event, golf outings, etc. provided that such activities involve no more than customary amenities.

Confidentiality
All Code Persons of the Firm shall exercise care in maintaining the confidentiality of any confidential information, except where disclosure is authorized or legally mandated. Confidential information includes non-public information, the identity of security holdings and financial circumstances of clients.
1.Firm Duties. The Firm will keep all information about clients (including former clients) in strict confidence, including client’s identity (unless the client consents), the client’s financial circumstances, the client’s security holdings, and advice furnished to the client by the Firm or its vendors.
2.    Code Persons’ Duties. The Firm strictly prohibits Code Persons from disclosing to persons outside the Firm any material nonpublic information about any client, the securities investments made by the Firm on behalf of the client, information about contemplated securities transactions, or information regarding the Firm’s trading strategies, except as required to perform a securities transaction on behalf of a client or for other legitimate business purposes.

3.    Internal Walls. The Firm prohibits Code Persons from disclosing nonpublic information concerning clients or securities transactions to any other person within the Firm, except as required for legitimate business purposes.

4.    Physical Security. Firm files containing material nonpublic information will be sealed and/or locked when not being used or accessed and access to computer files containing such information is restricted to certain User ID codes.

5.     Regulation S-P. The Firm maintains policies and procedures in compliance with Regulation S-P. For specific procedures and policies these documents should be reviewed and understood. The Firm requires that all Code Persons comply with the Firm’s privacy policy. NOTE:  Regulation S-P covers only a subset of the Firm’s confidentiality standards. Regulation S-P applies only to natural persons and only to personal information. The Firm’s fiduciary duty to keep client information confidential extends to all the Firm’s clients and information.